-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 --------------
                                   MFRI, INC.
                       (Name of Subject Company (Issuer))
                                 --------------
                                   MFRI, INC.
                        (Name of Filing Person (Offeror))
                                 --------------
        Options Under MFRI, Inc. 's 1989 Stock Option Plan (as amended),
             1993 Stock Option Plan, 1994 Stock Option Plan and 1990
               Independent Directors Stock Option Plan to Purchase
                 Common Stock, Par Value $.01 Per Share, Held by
                             Certain Option Holders
                         (Title of Class of Securities)
                                 --------------
                                   552721 10 2
                (CUSIP Number of Underlying Class of Securities)
                                 --------------
                                   Copies to:

Mr. David Unger                            Hal M. Brown, Esq.
Chairman of the Board of Directors         Piper Marbury Rudnick & Wolfe
MFRI, Inc.                                 203 North LaSalle Street, Suite 1800
7720 Lehigh Avenue                         Chicago, Illinois  60601-1293
Niles, Illinois  60714                     (312) 368-4012
(847) 966-1000                             (312) 236-7516 (telecopier)

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 --------------
                            CALCULATION OF FILING FEE
  =============================================================================
   Transaction Valuation*                         Amount of Filing Fee
  -----------------------------------------------------------------------------
        $495,546.02                                     $99.11
  =============================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 798,950 shares of common stock of MFRI, Inc. having an aggregate value of $495,546.02 as of May 10, 2001 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
             Amount previously paid:         Not applicable.
             Form or Registration No.:       Not applicable.
             Filing party:                   Not applicable.
             Date filed:                     Not applicable.
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[  ]   third party tender offer subject to Rule 14d-1.
[x]    issuer tender offer subject to Rule 13e-4.
[  ]   going-private transaction subject to Rule 13e-3.
[  ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the MFRI 2001 Stock Option Exchange Plan, pursuant to which we are offering to exchange options to purchase shares of our common stock, par value $.01 per share, held by employees, including officers, and directors, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance, upon the terms and subject to the conditions in the Offer to Exchange dated May 25, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related form of letter to eligible option holders attached hereto as Exhibit
(a)(1)(B) (the "Letter").

     The information in the Offer to Exchange and the Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 6. Purposes Of The Transaction And Plans And Proposals

         (c)      Plans

                  None.

Item 7. Source And Amount Of Funds Or Other Consideration

         (b)      Conditions

                  None.

         (d)      Borrowed Funds

                  Inapplicable.

Item 9. Persons/Assets Retained, Employed, Compensated Or Used

         None.

Item 10. Financial Statements

         Not applicable.

Item 12. Exhibits

(a)(1)(A)        Offer to Exchange dated May 25, 2001.
(a)(1)(B)        Form of Letter to Eligible Option Holders Regarding Offer.
(b)              Not applicable.
(d)(1)           MFRI, Inc. 1993 Stock Option Plan.
(d)(2)           Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock
                 Option Plan.
(d)(3)           MFRI, Inc. 1994 Stock Option Plan.
(d)(4)           Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock
                 Option Plan.
(d)(5)           MFRI, Inc. 2001 Independent Directors Stock Option Plan.
(d)(6) Form of Option Agreement pursuant to the MFRI, Inc. 2001 Independent Director Stock Option Plan.
(g)              Not applicable.
(h)              Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                                     MFRI, Inc.



                                      /s/ David Unger
                                          David Unger
                                          Chairman of the Board of Directors


Date:    May 25, 2001

                                INDEX TO EXHIBITS


Exhibit
Number       Description
---------    -----------------------------------------------------------------

(a)(1)(A)    Offer to Exchange dated May 25, 2001.
(a)(1)(B)    Form of Letter to Eligible Option Holders Regarding Offer.
(d)(1)       MFRI, Inc. 1993 Stock Option Plan.
(d)(2)       Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock
               Option Plan.
(d)(3)       MFRI, Inc. 1994 Stock Option Plan.
(d)(4)       Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock
               Option Plan.
(d)(5)       MFRI, Inc. 2001 Independent Directors Stock Option Plan.
(d)(6)       Form of Option Agreement pursuant to the MFRI, Inc. 2001
               Independent Director Stock Option Plan.

                                                          Exhibit (a)(1)(A)
                                   MFRI, INC.

                      OFFER TO EXCHANGE MFRI STOCK OPTIONS

      =====================================================================
                     THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE
          AT 5:00 P.M., NILES, ILLINOIS TIME, ON MONDAY, JUNE 25, 2001,
                          UNLESS MFRI EXTENDS THE OFFER
      =====================================================================

     MFRI, Inc., pursuant to the MFRI 2001 Stock Option Exchange Plan (the "exchange plan"), is offering to exchange all outstanding options to purchase shares of our common stock granted under the MFRI, Inc. 1989 Stock Option Plan, MFRI, Inc. 1993 Stock Option Plan (the "1993 plan"), MFRI, Inc. 1994 Stock Option Plan (the "1994 plan") and the MFRI, Inc. 1990 Independent Directors Stock Option Plan (collectively, the "option plans") held by MFRI, Inc. employees, including officers, and directors. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter (which together, as they may be amended or supplemented from time to time, constitute the "offer").

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

     ALTHOUGH YOU ARE CURRENTLY BEING OFFERED THE OPPORTUNITY TO PARTICIPATE IN THE EXCHANGE PLAN, SUCH PLAN WILL NOT BE IMPLEMENTED UNLESS IT IS APPROVED BY OUR STOCKHOLDERS AT THE COMPANY'S ANNUAL MEETING OF STOCKHOLDERS ON JUNE 26, 2001.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or accompanying letter to Michael D. Bennett, at our executive offices located at 7720 Lehigh Avenue, Niles, Illinois 60714 (telephone: (847) 966-1202).

     IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign a copy of the accompanying letter, and mail, fax or hand deliver it to us at MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714, Attn: Michael D. Bennett, (facsimile number: (847) 966-1310) prior to 5:00 p.m., Niles, Illinois time, on Monday, June 25, 2001, unless extended.

                                TABLE OF CONTENTS

                                                                          Page

The Offer.....................................................................1

1.    Number Of Options; Expiration Date......................................1

2.    Purpose Of The Exchange Plan............................................1

3.    Procedures For Tendering Options........................................2

4.    Withdrawal Rights.......................................................2

5.    Conditions Of The Offer.................................................2

6.    Price Range Of Common Stock Underlying The Options......................3

7.    Source And Amount Of Consideration......................................4

8.    Terms Of New Options....................................................4

9.    Interests Of Directors And Officers; Transactions And Arrangements
        Concerning The Options................................................5

10.   Status Of Options Acquired By Us In The Offer...........................6

11.   Accounting Consequences Of The Offer....................................6

12.   Federal Income Tax Consequences.........................................6

13.   Extension Of Offer; Termination; Amendment..............................6

14.   Fees And Expenses.......................................................7

15.   Additional Information..................................................7

16.   Representations and Acknowledgements....................................7

17.   Miscellaneous...........................................................8


SCHEDULE A  Information Concerning the Directors and Executive Officers of MFRI,
              Inc.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read the remainder of this offer carefully because the information in this summary is not complete and additional important information is contained in the remainder of this offer. We have included page references to the remainder of this offer where you can find a more complete description of the topics in this summary.

o        What Securities Are We Offering To Exchange?

     We are offering to exchange all stock options that are outstanding under our option plans held by MFRI employees, including officers, and directors (collectively, "eligible employees") for an equal number of new options. (Page
1).

o        Why Are We Making The Offer?

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Page 1).

o Are There Any Eligibility Requirements I Must Satisfy After The Expiration Date Of The Offer To Receive The New Options?

     To receive a grant of new options pursuant to the offer, you must be an eligible employee of MFRI or one of our subsidiaries on the date we grant the new options. As discussed below, we will not grant the new options until on or about December 31, 2001, or on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange, whichever is later. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF MFRI OR ANY OF OUR SUBSIDIARIES. (Page5).

o        When Will I Receive My New Options?

     We currently anticipate granting the new options on or about December 31, 2001. (Page 1).

o        What Will The Exercise Price Of The New Options Be?

     The exercise price of the new options will equal the fair market value of our common stock on the date we grant the new options. This likely would be determined based upon the last reported sale price of our common stock on the Nasdaq National Market at the time we grant the new options. Accordingly, we cannot predict the exercise price of the new options. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 4).

o        When Will The New Options Vest?

     The new options will generally have a four year, annual vesting schedule that begins on the grant date of the new options. That means the new option grant will (1) become exercisable in four equal annual installments after the grant date of the new options and (2) assuming we grant the new options on or about December 31, 2001, be fully exercisable on or about December 31, 2005, subject to the terms and conditions of your new option agreement. No portion of the new options we grant will be immediately exercisable, even if the options you tender
                                       ii
for exchange are or were scheduled to become exercisable. Therefore, while the new options begin vesting the first year after the new grant date, you will lose the benefits of any vesting under options you tender in the offer. (Page 5).

o        Can The Offer Be Terminated or Amended, And If So, For What Reasons?

     The offer can be terminated or amended for a number of reasons, as set forth in Section 5. For example, we will terminate the offer if the exchange plan is not approved by the stockholders of the Company at our annual meeting of stockholders to be held on June 26, 2001. (Page 2).

                                    THE OFFER

1.       Number Of Options; Expiration Date.

     Upon the terms and subject to the conditions of the offer, we will exchange for new options to purchase common stock all outstanding options under the option plans held by eligible employees that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. We will not accept partial tenders of options for any portion of the shares subject to an individual option grant. Therefore, you may only tender options for all or none of the shares of common stock subject to a particular option grant.

     If your options are properly tendered and accepted for exchange, unless we terminate this offer pursuant to the terms and conditions hereof, you will be entitled to receive new options to purchase the number of shares of our common stock that is equal to the same number of shares subject to the options that you tendered, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. We currently anticipate granting the new options on the later of (i) on or about December 31, 2001 or (ii) on or about the first business day that is at least six months and one day following the date we accept the options tendered for exchange. IF YOU ARE NOT AN ELIGIBLE EMPLOYEE OF MFRI OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF MFRI OR ANY OF OUR SUBSIDIARIES. This means that if you die or quit or we terminate your employment prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled.

     The term "expiration date" means 5:00 p.m., Niles, Illinois time, on Monday, June 25, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 13 for a description of our rights to extend, delay, terminate and amend the offer.

2.       Purpose Of The Exchange Plan.

         We developed the exchange plan in order to:

o provide our employees with an opportunity to acquire or increase a proprietary interest in us, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

o        encourage our employees to continue their employment by us.

     All outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to tender your options for exchange.

3.       Procedures For Tendering Options.

     Proper Tender of Options. To validly tender your options pursuant to the offer, you must properly complete, duly execute and deliver to us the accompanying letter, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714, Attn: Michael D. Bennett, (facsimile number: (847) 929-1310) before the expiration date.

     Determination of Validity. We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.       Withdrawal Rights.

     You may withdraw your tendered options at any time prior to the Company's acceptance of your tender by sending written notice to Michael D. Bennett, at our executive offices located at 7720 Lehigh Avenue, Niles, Illinois 60714 (telephone: (847) 966-1202).

5.       Conditions Of The Offer.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after May 25, 2001 and prior to the expiration date (1) any of the following events has occurred, and (2) in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange: any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of MFRI or our subsidiaries, including, without limitation, any pending or threatened litigation or change in accounting or legal regulations that, in our reasonable judgment, is or may be material to MFRI or our subsidiaries or materially impairs or may materially impair the contemplated benefits of the offer to us.

     In addition, the exchange plan will not be implemented unless it has been approved by the stockholders of the Company at the Company's annual meeting of stockholders held on June 26, 2001.

     The conditions to the offer are for our benefit and we may assert or waive them in our discretion regardless of the circumstances giving rise to them prior to the expiration date.

     In addition to the conditions set forth above, we also reserve the right not to issue any new options pursuant to the offer in the event that, after the expiration date but prior to the issuance of the new options, a change in accounting rules would, in our opinion, require us to apply variable accounting treatment to the new options. IF WE DETERMINE NOT TO ISSUE NEW OPTIONS AS A RESULT OF SUCH A RULE CHANGE, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS.

6.       Price Range Of Common Stock Underlying The Options.

     Our common stock is traded on the Nasdaq National Market under the symbol "MFRI." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market.

                  FISCAL YEAR ENDED JANUARY 31, 2002        HIGH        LOW

First Quarter                                              $2.94       $2.28
Second Quarter (through May 17, 2001)                       2.65        2.40

                  FISCAL YEAR ENDED JANUARY 31, 2001        HIGH        LOW

First Quarter                                              $4.94       $3.63
Second Quarter                                              4.38        3.50
Third Quarter                                               3.94        3.25
Fourth Quarter                                              3.50        2.25

                  FISCAL YEAR ENDED JANUARY 31, 2000        HIGH        LOW

Third Quarter                                              $5.75        3.38
Fourth Quarter                                              4.69        3.25

     As of May 24, 2001, the last trading day prior to this offer, there were 4,922,364 shares of our common stock, par value $.01 per share, issued and outstanding.

     WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

7.       Source And Amount Of Consideration.

     If the options tendered by you were originally granted under the 1993 plan, your new options will also be granted under that plan. We will issue all other new options to purchase common stock under the 1994 plan; provided, however, that if the MFRI, Inc. 2001 Independent Directors Stock Option Plan (the "2001 plan") is approved by our stockholders at our annual meeting on June 26, 2001, new options issued to independent directors will be issued under the 2001 plan. As of January 31, 2001, options to purchase 800,550 shares of our common stock were issued and outstanding under the option plans, of which substantially all were held by eligible employees.

8.       Terms Of New Options.

     The new options will be issued pursuant to a new option agreement. Except with respect to the exercise price, we expect that the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange.

     Term. The new options to be granted pursuant to the offer will generally have a term of, and therefore expire, 10 years from the date of grant.

     Exercise Price. The exercise price of the new options to be granted pursuant to the offer will equal the fair market value of our common stock on the date of the grant. This means that assuming our common stock is still listed on the Nasdaq National Market at that time, the exercise price of the new options will equal the last reported sale price of our common stock on the Nasdaq National Market at the time of grant. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

     Vesting. The new options will generally have a four year, annual vesting schedule that begins on the grant date of the new options. That means the new option grant will (1) become exercisable in four equal annual installments after the grant date of the new options and (2) assuming we grant the new options on or about

December 31, 2001, will be fully exercisable on or about December 31, 2005, subject to the terms and conditions of the plan under which the option is issued and your option agreement. No portion of the new options we grant will be immediately exercisable, even if the options you tender for exchange are or were scheduled to become exercisable. The four year, annual vesting schedule of the new options will not begin until the grant date of those options. Therefore, while the new options will begin vesting one year after the grant date, you will lose the benefits of any vesting under options you tender in the offer.

     Termination of Employment. IF YOU ARE NOT AN ELIGIBLE EMPLOYEE OF MFRI OR ONE OF OUR SUBSIDIARIES ON THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. This means that if you die, quit or we terminate your employment prior to the date we grant the new options, you will not receive anything for your cancelled options that you tendered.

     Other Terms. Our statements in this offer concerning the 1993 plan, 1994 plan, 2001 plan and the terms of the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1993 plan, 1994 plan, 2001 plan and the forms of option agreement under such plans, each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. See Section 15 for a discussion of how to obtain copies of the 1993 plan, 1994 plan, 2001 plan and forms of option agreement.

9.       Interests Of Directors And Officers; Transactions And Arrangements
           Concerning The Options.

     Certain information with respect to our directors and executive officers is attached to this offer as Schedule A. As of January 31, 2001, our executive officers and directors as a group beneficially owned options outstanding under the option plans to purchase a total of 432,600 shares of our common stock, which represented approximately 54% of the shares subject to all options outstanding under the option plans as of that date. All of these options to purchase shares of common stock are eligible to be tendered in the offer.

     There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by MFRI, or to our knowledge, by any executive officer, director, affiliate or subsidiary of MFRI.

10.      Status Of Options Acquired By Us In The Offer.

     Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options that were granted under the 1993 plan and 1994 plan will be returned to the pool of shares available for grants of new options under the 1993 plan and 1994 plan, respectively, including for issuance upon the exercise of new options issued by us pursuant to the offer. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

11.      Accounting Consequences Of The Offer

     We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and the exercise price of all new options will equal the market value of the common stock on the date we grant the new options. As described in Section 5, we reserve the right not to issue the new options in the event of certain changes to accounting rules applicable to us.

12.      Federal Income Tax Consequences.

     This discussion is based on the Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances.

     We believe that the exchange of tendered options for new options will be treated as a non-taxable exchange. Therefore, the option holders who exchange outstanding options for new options will not be required to recognize income for federal income tax purposes at the time of the exchange.

     We also believe the grant of options is not recognized as taxable income. Therefore, at the date of grant of the new options, the option holders will not be required to recognize additional income for federal income tax purposes.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

13.      Extension Of Offer; Termination; Amendment.

     We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 5 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders. We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 5, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Any company-wide announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change.

14.      Fees And Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

15.      Additional Information.

     With respect to the offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

     We are subject to the informational filing requirements of the Securities Exchange Act and, in accordance therewith, are obligated to file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Such reports, proxy statements and other information, including the Schedule TO and our annual report on Form 10-K for the fiscal year ended January 31, 2001, can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 120, Washington D.C. 20549; and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such materials may also be obtained by mail, upon payment of the SEC's customary charges, from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including MFRI, that file electronically with the SEC.

16.      Representations and Acknowledgements.

     By tendering your options pursuant to this offer, you represent and warrant that you have full power and authority to tender such options and that, when and to the extent the tendered options are accepted for exchange by us, the tendered options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof (other than pursuant to the applicable option agreement) and the tendered options will not be subject to any adverse claims.

         By tendering you options pursuant to this offer, you also agree and acknowledge that:

(a) Upon request, you will execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange of the tendered options pursuant to this offer.

(b) All tendered options properly tendered prior to 5:00 p.m., Niles, Illinois time, on Monday, June 25, 2001, unless we have extended the period of time the offer will remain open, and not properly withdrawn, will be exchanged for new options, upon the terms and subject to the conditions of the offer.

(c) By tendering the tendered options pursuant to the offer, you accept all the terms and conditions of the offer. Our acceptance for exchange of the tendered options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

(d) We have advised you to consult with your own advisors as to the consequences of participating or not participating in the offer.

(e) You have read, understand and agree to all of the terms and conditions of the offer. In particular, you understand that you must be employed by us on the grant date in order to receive new options, it is possible that the new options could have a higher exercise price than the tendered options and the company reserves the right, under certain circumstances, to delay or cancel the issuance of the new options.

(f) All authority herein conferred or agreed to be conferred by you shall not be affected by, and shall survive, your death or incapacity, and all of your obligations hereunder shall be binding upon your heirs, personal representatives, successors and assigns. Except as stated in the offer, your tender is irrevocable.

(g) The offer is not being made to (nor will tendered options be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction.

17.      Miscellaneous.

     This offer to exchange includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expects," "anticipates,"
"believes," "intends," "could," "should" and "estimates" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in the remainder of 2001 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, our ability to attract new customers and obtain new and expanded orders from existing customers and continued growth in demand for the products offered by us.

     For further information about these and other risks, uncertainties and factors, please review the disclosure included under the captions "Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations" in our annual report on Form 10-K for the fiscal year ended January 31, 2001. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offer to exchange.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE
INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING LETTER. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

MFRI, Inc.                                                        May 25, 2001

                                   SCHEDULE A

                    INFORMATION CONCERNING THE DIRECTORS AND
                        EXECUTIVE OFFICERS OF MFRI, INC.

     The directors and executive officers of MFRI, Inc. and their positions, offices and current option holdings as of May 25, 2001, are set forth in the following table:


  NAME                    POSITION AND OFFICES HELD                 OPTIONS HELD
  ----                    -------------------------                 ------------
David Unger               Director, Chairman of the Board,               43,000
                          President and Chief Executive Officer
                          of the Company

Henry M. Mautner          Director and Vice Chairman of the Board        43,000
                          of the Company

Gene K. Ogilvie           Director and Vice President of the Company;    43,000
                          President and Chief Operating Officer of
                          Midwesco Filter Resources, Inc.

Fati A. Elgendy           Director and Vice President of the Company;    61,500
                          President and Chief Operating Officer of
                          Perma-Pipe,Inc.

Bradley E. Mautner        Director and Vice President of the Company     17,500

Don Gruenberg             Director and Vice President of the Company;    24,000
                          President and Chief Operating Officer of
                          Thermal Care, Inc.

Arnold F. Brookstone      Director of the Company                        10,000

Eugene Miller             Director of the Company                        10,000

Stephen B. Schwartz       Director of the Company                        15,000

Dennis Kessler            Director of the Company                        11,000

Michael D. Bennett        Vice President, Chief Financial Officer,       23,500
                          Secretary and Treasurer of the Company

Thomas A. Benson          Vice President of the Company                  23,000

Billy E. Ervin            Vice President of the Company                  23,500

J. Tyler Headley          Vice President of the Company                  43,000

Robert A. Maffei          Vice President of the Company                  20,800

Herbert J. Sturm          Vice President of the Company                  20,800

The address of each director and executive officer is: c/o MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714. All options held by our directors and executive officers are eligible to be tendered in the offer.

                            OFFER TO EXCHANGE OPTIONS
                                    UNDER THE
                      MFRI 2001 STOCK OPTION EXCHANGE PLAN


                           ---------------------------

     If you wish to tender your options for exchange, you must complete and sign the accompanying letter from David Unger to you dated May 25, 2001 and mail, fax or hand deliver it to us at MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714, Attn: Michael D. Bennett (facsimile number: (847) 929-1310).

     Any questions, requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Michael D. Bennett, MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714 (telephone: (847) 966-1202).

                           ---------------------------

                                  May 25, 2001

                                                              Exhibit (a)(1)(B)
                       [FORM OF MFRI LETTER TO EMPLOYEES]
                                [MFRI LETTERHEAD]

                                  May 25, 2001


[Employee name and address]


         Re:      MFRI 2001 Stock Option Exchange Plan

Dear Optionee:

     We believe, in view of the recent market price of the Company's common stock, that the Company's stock option plans are not providing the incentives envisioned when the plans were adopted and when options were granted to you. Accordingly, the Company has created the MFRI 2001 Stock Option Exchange Plan. The Plan is an opportunity for eligible optionees to choose, prior to the expiration of the offer, whether they want to keep their current options or have them replaced with a grant to be made on or about December 31, 2001 that may have a lower stock price.

     MFRI's offer is being made pursuant to the Offer to Exchange that accompanies this letter. You should carefully read the entire Offer to Exchange before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this letter and discussed further in the Offer to Exchange. To tender options for exchange, you must sign and return a copy of this letter to us at MFRI, Inc., 7720 Lehigh Avenue, Niles, Illinois 60714, Attn: Michael D. Bennett, (facsimile number: (847) 966-1310) prior to the expiration of the offer, which is currently expected to be 5:00 p.m., Niles, Illinois time, on Monday, June 25, 2001.

     The shareholders of the Company will vote on the Plan at the Company's annual meeting of shareholders on June 26, 2001. Although you are currently being offered the opportunity to elect to participate in the Plan, the Plan will not be effectuated unless it is approved by the Company's shareholders at the annual meeting.

     The Plan allows employees, including officers, and directors to surrender options in exchange for MFRI committing to grant new options at a later date. We currently expect that date to be December 31, 2001, but such date must be at least six months and one day following the date we cancel the tendered options, which is expected to be the day following the expiration of the offer.

     Under the Plan, for every option an optionee turns in, he or she will receive a new option at a strike price equal to the fair market value of MFRI common stock on the new grant date. The new options generally will have a four year annual vesting schedule. Please note that this new vesting schedule will apply to all new options granted under this Plan, even those issued in exchange for vested options. Therefore, no portion of the new options will be immediately exercisable, even if you surrender vested options for replacement. The new options will expire approximately 10 years from the date of grant.

     Because there is no way to predict what our stock price will be at the time the new options are granted, it's possible that the market price of MFRI common stock could increase so that the exercise price of your new options could be higher than the current strike price of the options you surrender for exchange. In addition, if for any reason you are not an employee or director of MFRI on the date we grant the new options, you will not receive any new options or any other consideration for your tendered options.

     Again, please read the attached Offer to Exchange carefully. If you have any questions with respect to the Plan, please contact Michael D. Bennett, at our executive offices located at 7720 Lehigh Avenue, Niles, Illinois 60714 (telephone: (847) 966-1202).

     For your convenience and records, your annual Optionee Statement is also enclosed, detailing the options that have been granted to you.

                                           Very truly yours,


                                           David Unger
                                           Chairman of the Board of Directors

Acceptance Of Offer

By executing this letter, I hereby tender to MFRI, Inc. all options currently held by me to purchase shares of MFRI, Inc. common stock pursuant to the Offer to Exchange, except for the options covered by the specific option grants identified below. I also acknowledge and agree to all of the terms and conditions of the Offer to Exchange, including the specific representations, warranties and acknowledgements contained in Section 16 thereto.

Signature:___________________________________________

Print Name:__________________________________________


SSN:_________________________________________________


Date:________________________________________________


Excluded Options

    Grant Date            Number of Shares Subject      Exercise Price of
                             to Excluded Grant        Excluded Option Grant
  __________________        __________________         $__________________
  __________________        __________________         $__________________
  __________________        __________________         $__________________

                                                                 Exhibit (d)(1)

                         Form of 1993 Stock Option Plan

     The Company may from time to time on or before November 30, 2003 grant to key employees (including officers, whether or not directors) of the Company, any of its subsidiaries, any parent of the Company or any of such parent's affiliates options to purchase shares of the Company's common stock (the "Plan"). Key employees, for the purposes of the MFRI, Inc. 1993 Stock Option Plan, shall also include advisors and consultants to the Company (including employees of such advisors and consultants) provided that such advisors and consultants render bona fide services to the Company that are not connected with the offer or sale of securities in a capital raising transaction. Options granted under this Plan may be either options which are intended to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("incentive stock options"), or options which are not intended to be incentive stock options ("non-statutory options"). The aggregate number of shares of such stock which may be sold to all optionees pursuant to this Plan shall not exceed 100,000. Except as otherwise provided for herein with respect to directors who are officers but not full-time employees of the Company, selection of optionees and determination of the form of option and the number of shares allocated to each optionee shall be made by a committee of disinterested directors of the Company. With respect to directors who are members of the Compensation Committee of the Board of Directors of the Company, options are to be granted only as hereinafter set forth: David Unger and Henry M. Mautner are each hereby granted on the effective date of the Registration Statement No. 33-70298, relating to a public offering of shares of the Company common stock, options under the Plan to purchase 10,000 shares of such stock being sold pursuant to the aforesaid registration statement at a purchase price per share equal to the public offering price on the terms and conditions set forth in Exhibit A hereto. The purchase price per share to be specified in any option granted pursuant to this Plan shall be not less than the fair market value of such stock on the date such option is granted, and may be paid in cash, in common stock of the Company or in any combination thereof. The Board of Directors may provide for the exercise of options under this Plan from time to time in installments or otherwise, and may authorize the granting of such options upon such other terms and conditions and for such periods up to ten years from the date of grant as it may in its discretion determine; provided, however, that any option granted hereunder shall not be transferable by the optionee other than by will or the laws of descent and distribution and may be exercisable during such optionee's lifetime only by the optionee or by such optionee's guardian or legal representative; and further provided, however, that the aggregate fair market value (determined at the time option is granted) of shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all incentive stock option plans of the Company, any parent and any subsidiary corporations of the Company) shall not $100,000.

     The Company may from time to time grant to the holder of any option issued hereunder the right to elect to exercise stock appreciation rights with respect to all or any portion of the shares subject to such option in lieu of such option rights thereunder by surrendering the option rights as to all or such portion of the shares as to which option rights shall at such time be exercisable under such option, and receiving, with respect to each share as to which option rights are so surrendered, an amount in payment equal to the excess of the fair market value of such share on the date of surrender over the purchase price specified for such share in the option. Such payment may be made in cash, in common stock of the Company, or in any combination thereof, subject, in the case of cash, to the consent of the Company. The number of shares of common stock to be issued and delivered by the Company upon the exercise of stock appreciation rights hereunder shall be determined by dividing the amount of the payment to be made in the form of common stock by the fair market value of a share of the Company's common stock as of the date of surrender, and the value of any fractional share shall be paid by the Company in cash. No stock appreciation right shall, in any event, be exercisable within six months of the date of its grant. For purposes of determining the aggregate number of shares of the Company's common stock sold to all optionees pursuant to this Plan, each share as to which option rights have been surrendered upon the exercise of stock appreciation rights shall be treated as if it were a share sold under this Plan.

     At any time when an optionee is required to pay to the optionee's employer an amount required to be withheld under applicable income tax laws in connection with the exercise of a non-statutory option, the optionee may satisfy this obligation in whole or in part by electing (the "Election") to have the Company withhold shares of common stock having a value equal to the amount required to be withheld. The value of the shares to be withheld shall be based on the fair market value of such shares on the date that the amount of tax to be withheld shall be determined ("Tax Date"). Each Election must be made prior to the Tax Date. The Board may disapprove of any Election or may suspend or terminate the right to make Elections. An Election is irrevocable.

     If the optionee is an officer of the Company within the meaning of section 16 of the Securities Exchange Act of 1934, as amended, then the Election is subject to the following additional restrictions:

     (i) No Election shall be effective for a Tax Date which occurs within six months of the grant of the option.

     (ii) The Election must be made either six months prior to the Tax Date or must be made during a period beginning on the third business day following the date of release for publication of the Company's quarterly or annual summary statements of sales and earnings and ending on the twelfth business day following such date.

     In the event of a stock dividend, stock split, or combination or other reduction in the number of issued shares of common stock of the Company, the Board of Directors of the Company shall make such adjustments in the number of unpurchased shares subject to this Plan, the number of shares subject to options outstanding in this Plan, the exercise price specified in options outstanding under this Plan, and the number of shares subject to stock appreciation rights outstanding under this Plan as it shall determine to be appropriate and equitable. In the event of a merger, consolidation, reorganization or dissolution of the Company, or the sale or exchange of substantially all of the Company's assets, (i) the rights under options and stock appreciation rights outstanding hereunder shall terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors of the Company or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution or sale or exchange of such assets, and (ii) the Company shall notify the holders of outstanding optionees of such event at least 30 days prior to the effective date of such event.

     The Board of Directors of the Company may, in its discretion, prescribe such provisions and interpretations not inconsistent herewith as it shall deem necessary or desirable for the implementation of this Plan. The Board of Directors of the Company may, without stockholder consent, amend this Plan; provided, however, any amendment that would (i) materially increase the benefits accruing to participants hereunder, (ii) materially increase the number of shares which may be issued hereunder, or (iii) materially modify the requirements as to eligibility for participation hereunder, must be approved by a vote of the stockholders of the Company.

                                                                Exhibit (d)(2)
                MFRI, INC. 1993 STOCK OPTION PLAN- FORM OF OPTION

                              [LETTERHEAD OF MFRI]

                                              _____________________, 19___

Dear Mr. _______________:

     Pursuant to action taken by the Board of Directors of MFRI, Inc. (the "Company") under the 1993 Stock Option Plan (the "plan"), you are hereby granted an incentive stock option (as defined in the Internal Revenue Code of 1986, as amended) to purchase, at the price of _______ per share, upon and subject to the provisions and conditions hereafter set forth, a total of _____ shares of common stock of the Company in the installment or installments for the number of shares and to accrue on the date or dates shown below,

                 No. Shares                     Accrual Date

                 _____________           _________(1)  1, 19____(2)
                 _____________           _________(1)  1, 19____(2)
                 _____________           _________(1)  1, 19____(2)
                 _____________           _________(1)  1, 19____(2)

     Notwithstanding the foregoing, your right to exercise this option with respect to all shares shall accrue automatically immediately prior to a Change in Control. As used herein, "Change in Control" means: (i) the acquisition (other than from the Company) by any Person, as defined below, of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of (A) the then outstanding shares of the securities of the Company, or (B) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Company Voting Stock"); (ii) the closing of a sale or other conveyance of all or substantially all of the assets of the Company; or
(iii) the effective time of any merger, share exchange, consolidation, or other business combination of the Company if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the Company Voting Stock; provided, however, that a Change in Control shall not include a public offering of capital stock of the Company. For purposes of this paragraph, a "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by the Company and corporations controlled by the Company.

______________________
1  Month of grant
2 Beginning with the first year subsequent to the year of grant, insert in chronological order as many years as there are installments.

     You may purchase all or any of the shares included in any installment under this option, on or after the date on which such installment accrues and not later than the expiration date hereinafter set forth, by making payment in full to the Treasurer of the Company, 7720 Lehigh Avenue, Niles, Illinois 60714, for the shares which you so elect to purchase, at the price per share herein prescribed, whereupon you will receive a stock certificate representing the shares for which you have made payment, except that the Company shall not be obligated to deliver any stock unless and until (i) there has been compliance with any federal or state laws or regulations or national securities exchange requirements which the Company may deem applicable and (ii) all legal matters in connection with the sale and delivery of the stock have been approved by the Company's counsel.

     Upon the exercise of an option, the purchase price may be paid in cash or in common stock of the Company or a combination thereof. Each share of common stock received by the Company in payment of all or a portion of the purchase price specified in this option shall be valued at its fair market value on the date of exercise.

     The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, or President of the Company (or any Vice President of the Company in the absence or unavailability of the Chairman of the Board of Directors, Vice Chairman of the Board of Directors and President) may suspend or postpone the receipt of shares in payment of the purchase price specified in this stock option if at any time (i) he has knowledge of information concerning the Company which upon disclosure to the public might, in his opinion, materially affect the market price of the Company's common stock, (ii) non-Company events of an extraordinary nature occur which, in his opinion, may not have been effectively reflected in the market, or (iii) such suspension or postponement for any other reason would, in his opinion, be in the best interests of the Company.

     The Board of Directors hereby reserves and shall have the right, by written notice to you, to change the provisions of this option in any manner that it may deem necessary or advisable to carry out the purpose of this grant as a result of, or to comply with, any change in applicable regulations, interpretations or statutory enactment, provided that any such change shall be applicable only to shares for which payment shall not then have been made as herein provided.

     If you cease to be employed by the Company or any of its subsidiaries, this option shall terminate as to the shares for which you shall not then have made payment as provided herein, except as provided herein in the event of your death, permanent disability or retirement and except that within three months after the date you cease to be so employed, but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting the installment or installments under this option that shall have accrued at the date you cease to be so employed and for which you shall not then have made payment as provided herein.

     If you cease to be employed by the Company or any of its subsidiaries by reason of your (A) permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended) or (B) retirement, then within one year after the date you become permanently disabled or three months after the date you retire but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting any installment or installments hereunder for which you shall not then have made payment as provided herein whether or not accrued. In the event of your death while employed by the Company or any of its subsidiaries or within three months following termination of your employment, the executor or administrator of your estate may, within one year after the day of your death, but in no event later than the expiration date of this option, pay for and receive all or any of the shares included in any installment or installments hereunder for which you shall not then have made payment as provided herein whether or not accrued. Notwithstanding the foregoing, if your employment is terminated for cause (which shall be defined as participation in conduct during employment consisting of fraud, felony, willful misconduct or commission of any act which causes or may reasonably be expected to cause substantial damage to the Company) this option shall terminate on the date of your termination of employment as to the shares for which you shall not have therefor made payment and you shall have no right thereafter for any reason to pay for or receive any of the shares constituting any installment or installments under this option accrued as of the date of your termination of employment and for which you shall not then have made payment as provided herein.

     In the event of a stock dividend, stock split, or combination or other reduction in the number of issued shares of common stock of the Company, the Board of Directors shall make such adjustments in the number of unpurchased shares subject to this option and in the exercise price per share as it shall determine to be appropriate and equitable.

     In the event of a merger, consolidation, reorganization, or a sale or exchange of substantially all assets, or dissolution of the Company, (i) your rights under this option shall terminate as to shares not theretofore purchased except to the extent and subject to such adjustments as may be provided by the Board of Directors or in the terms of the merger, consolidation, reorganization, or plan for dissolution or sale of the assets, and (ii) the Company shall notify you of such event at least 30 days prior to the effective date of such event.

     This option shall be exercisable during your lifetime only by you and shall not be transferable by you, expressly or by operation of law, except in the event of your death, and then only to the extent and subject to the provisions and conditions herein set forth. Any attempted transfer or other disposition thereof by you shall be void and shall constitute valid grounds for cancellation of this option by the Company.

     This option and all your rights hereunder shall, unless sooner terminated in accordance with the provisions hereof, cease and terminate on ___________(3) (the "expiration date"), at 5:00 p.m., Winchester business time.

______________________
3   Date to end on the month before ten years after date of grant

     Please acknowledge receipt of this option and insert your social security number at the bottom of the duplicate copy herewith enclosed and return the same within 30 days from the date hereof to the office of the Treasurer of the Company, 7720 Lehigh Avenue, Niles, Illinois 60714.



                                            MFRI, INC.



                                            By:_______________________________


I hereby acknowledge receipt of the foregoing option.

Signature __________________________

Social Security No._________________

                                                            Exhibit (d)(3)
                          FORM OF AMENDED AND RESTATED
                             1994 STOCK OPTION PLAN

     The Company may from time to time on or before February 29, 2004 grant to key employees (including officers, whether or not directors) of the Company, any of its subsidiaries, any parent of the Company or any of such parent's affiliates options to purchase shares of the Company's common stock (the "Plan"). Key employees, for the purposes of the MFRI, Inc. 1994 Stock Option Plan with respect to the grant of non-statutory options only, shall also include advisors and consultants to the Company (including employees of such advisors and consultants) provided that such advisors and consultants render bona fide services to the Company that are not connected with the offer or sale of securities in a capital raising transaction. Options granted under this Plan may be either options which are intended to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("incentive stock options"), or options which are not intended to be incentive stock options ("non-statutory options"). The aggregate number of shares of such stock which may be sold to all optionees pursuant to this Plan shall not exceed 250,000; provided, however, on February 1, 1995 and each February 1 thereafter until February 1, 1997, the aggregate number of shares that may be sold pursuant to the terms of this Plan shall be increased by the number equal to 1% of the aggregate number of shares of common stock outstanding as of the last day of the most recently ended fiscal year of the Company; and provided further, however, on February 1, 1998 and each February 1 thereafter during the term of this Plan, the aggregate number of shares that may be sold pursuant to the terms of this Plan shall be increased by the number equal to 3% of the aggregate number of shares of common stock outstanding as of the last day of the most recently ended fiscal year of the Company. The selection of optionees, determination of the form of option and the number of shares allocated to each optionee shall be made by a committee of disinterested directors of the Company. The purchase price per share to be specified in any option granted pursuant to this Plan shall be not less than the fair market value of such stock on the date such option is granted, and may be paid in cash, in common stock of the Company or in any combination thereof. The Board of Directors may provide for the exercise of options under this Plan from time to time in installments or otherwise, and may authorize the granting of such options upon such other terms and conditions and for such periods up to ten years from the date of grant as it may in its discretion determine; provided, however, that any option granted hereunder shall not be transferable by the optionee other than by will or the laws of descent and distribution and may be exercisable during such optionees lifetime only by the optionee or by such optionee's guardian or legal representative; and further provided, however, that the aggregate fair market value (determined at the time an option is granted) of shares with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all incentive stock option plans of the Company, any parent and any subsidiary corporations of the Company) shall not exceed $100,000. Notwithstanding anything contained herein to the contrary, the aggregate number of shares of such stock which may be sold to all optionees pursuant to the exercise of incentive stock options pursuant to the Plan shall not exceed 250,000.

     The Company may from time to time grant to the holder of any option issued hereunder the right to elect to exercise stock appreciation rights with respect to all or any portion of the shares subject to such option in lieu of such option rights thereunder by surrendering the option rights as to all or such portion of the shares as to which option rights shall at such time be exercisable under such option, and receiving, with respect to each share as to which option rights are so surrendered, an amount in payment equal to the excess of the fair market value of such share on the date of surrender over the purchase price specified for such share in the option. Such payment may be made in cash, in common stock of the Company, or in any combination thereof, subject, in the case of cash, to the consent of the Company. The number of shares of common stock to be issued and delivered by the Company upon the exercise of stock appreciation rights hereunder shall be determined by dividing the amount of the payment to be made in the form of common stock by the fair market value of a share of the Company's common stock as of the date of surrender, and the value of any fractional share shall be paid by the Company in cash. No stock appreciation right shall, in any event, be exercisable within six months of the date of its grant. For purposes of determining the aggregate number of shares of the Company's common stock sold to all optionees pursuant to this Plan, each share as to which option rights have been surrendered upon the exercise of stock appreciation rights shall be treated as if it were a share sold under this Plan.

     At any time when an optionee is required to pay to the optionee's employer an amount required to be withheld under applicable income tax laws in connection with the exercise of a non-statutory option, the optionee may satisfy this obligation in whole or in part by electing (the "Election") to have the Company withhold shares of common stock having a value equal to the amount required to be withheld. The value of the shares to be withheld shall be based on the fair market value of such shares on the date that the amount of tax to be withheld shall be determined ("Tax Date"). Each Election must be made prior to the Tax Date. The Board may disapprove of any Election or may suspend or terminate the right to make Elections. An Election is irrevocable.

     If the optionee is an officer of the Company within the meaning of section 16 of the Securities Exchange Act of 1934, as amended, then the Election is subject to the following additional restrictions:

     (i) No Election shall be effective for a Tax Date which occurs within six months of the grant of the option.

     (ii) The Election must be made either six months prior to the Tax Date or must be made during a period beginning on the third business day following the date of release for publication of the Company's quarterly or annual summary statements of sales and earnings and ending on the twelfth business day following such date.

     In the event of a stock dividend, stock split, or combination or other reduction in the number of issued shares of common stock of the Company, the Board of Directors of the Company shall make such adjustments in the number of unpurchased shares subject to this Plan, the number of shares subject to options outstanding in this Plan, the exercise price specified in options outstanding under this Plan, and the number of shares subject to stock appreciation rights outstanding under this Plan as it shall determine to be appropriate and equitable. In the event of a merger, consolidation, reorganization or dissolution of the Company, or the sale or exchange of substantially all of the Company's assets, (i) the rights under options and stock appreciation rights outstanding hereunder shall terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors of the Company or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution or sale or exchange or such assets, and (ii) the Company shall notify the holders of outstanding optionees of such event at least 30 days prior to the effective date of such event.

     The Board of Directors of the Company may, in its discretion, prescribe such provisions and interpretations not inconsistent herewith as it shall deem necessary or desirable for the implementation of this Plan. The Board of Directors of the Company may, without stockholder consent, amend this Plan; provided, however, any amendment that would (i) materially increase the benefits accruing to participants hereunder, (ii) materially increase the number of shares which may be issued hereunder, or (iii) materially modify the requirements as to eligibility for participation hereunder, must be approved by a vote of the stockholders of the Company.

                                                               Exhibit (d)(4)

                            MFRI, INC. FORM OF OPTION

                             1994 Stock Option Plan

                           [LETTERHEAD OF MFRI, INC.]


                                                     __________________, 19___

__________________________
__________________________
__________________________

Dear Mr. ____________:

     Pursuant to action taken by the Board of Directors of MFRI, Inc., a Delaware corporation (the "Company"), under the 1994 Stock Option Plan (the "Plan"), you are hereby granted a non-statutory stock option to purchase, at the price of $_______ per share, upon and subject to the provisions and conditions hereafter set forth, a total of _____ shares of the Company's common stock, $.01 par value per share (the "Common Stock") in the installments, for the number of shares and to accrue on the date or dates shown below:

                         No. Shares              Accrual Date

                      _______________      _________(1)   1, 19____(2)
                      _______________      _________(1)   1, 19____(2)
                      _______________      _________(1)   1, 19____(2)
                      _______________      _________(1)   1, 19____(2)

     Notwithstanding the foregoing, your right to exercise this option with respect to all shares shall accrue automatically immediately prior to a Change in Control. As used herein, "Change in Control" means: (i) the acquisition (other than from the Company) by any Person, as defined below, of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of (A) the then outstanding shares of the securities of the Company, or (B) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Company Voting Stock"); (ii) the closing of a sale or other conveyance of all or substantially all of the assets of the Company: or

______________________
1      Month of grant.
2 Beginning with the first year subsequent to the year of the grant, insert in chronological order as many years as there are installments.

(iii) the effective time of any merger, share exchange, consolidation, or other business combination of the Company if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the Company Voting Stock; provided, however, that a Change in Control shall not include a public offering of capital stock of the Company. For purposes of this paragraph, a "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by the Company and corporations controlled by the Company.

     You may purchase all or any of the shares included in any installment under this option, on or after the date on which such installment accrues and not later than the expiration date hereinafter set forth by making payment in full to the Treasurer of the Company, 7720 Lehigh Avenue, Niles, Illinois 60714, for the shares which you so elect to purchase, at the price per share herein prescribed, whereupon you will receive a stock certificate representing the shares for which you have made payment, except that the Company shall not be obligated to deliver any stock unless and until (i) there has been compliance with any federal or state laws or regulations or national securities exchange requirements which the Company may deem applicable and (ii) all legal matters in connection with the sale and delivery of the shares have been approved by the Company's counsel.

     Upon the exercise of an option, with the prior written consent of the Company which may be given in the sole discretion of the Company, the purchase price may be paid in cash or in shares of Common Stock or a combination thereof. Each share of Common Stock received by the Company in payment of all or a portion of the purchase price specified in this option shall be valued at its fair market value on the date of exercise.

     The Chairman of the Board, Vice Chairman of the Board or President of the Company (or any Vice President of the Company in the absence or unavailability of the Chairman of the Board, Vice Chairman or President) may suspend or postpone the receipt of shares in payment of the purchase price specified in this stock option if at any time (i) he has knowledge of information concerning the Company which upon disclosure to the public might, in his opinion, materially affect the market price of shares of the Common Stock; (ii) non-Company events of an extraordinary nature occur which, in his opinion, may not have been effectively reflected in the market price of the Stock; or (iii) such suspension or postponement for any reason would, in his opinion, be in the best interests of the Company.

     The Board of Directors hereby reserves and shall have the right, by written notice to you, to change the provisions of this option in any manner that it may deem necessary or advisable to carry out the purpose of this grant as a result of, or to comply with, any change in applicable regulations, interpretations or statutory enactment, provided that any such change shall be applicable only to shares for which payment shall not then have been made as herein provided.

     Except as otherwise provided, if you cease to be employed by the Company, this option shall terminate as to the shares for which you shall not then have made payment as provided herein; provided, however, that within three months after the date you cease to be so employed, but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting the installment or installments under this option that shall have accrued at the date you cease to be so employed and for which you shall not then have made payment as provided herein.

     Notwithstanding any provision of this option to the contrary, if your employment is terminated for cause (which, unless otherwise defined in any employment agreement or manual, shall be defined as participation in conduct during your employment consisting of fraud, felony or willful misconduct), this option shall terminate on the date of your termination of employment as to the shares for which you shall not have theretofore made payment and you shall have no right thereafter for any reason to pay for or receive any of the shares constituting any installment or installments under this option accrued as of the date of your termination of employment and for which you shall not then have made payment as provided herein.

     If you cease to be employed by the Company by reason of your permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended) or retirement, then within one year after the date you become permanently disabled or three months after the date you retire, but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting any installment or installments hereunder for which you shall not then have made payment as provided herein whether or not accrued. In the event of your death while employed by the Company or within three months following termination of your employment, the executor or administrator of your estate may, within one year after the day of your death, but in no event later than the expiration date of this option, pay for and receive all of any of the shares included in any installment or installments hereunder for which you shall not then have made payment as provided herein whether or not accrued.

     In the event of a stock dividend, stock split, combination or reduction in the number of issued shares of Common Stock, the Board of Directors may make such adjustments in the number of unpurchased shares subject to this option and in the exercise price per share as it may determine to be appropriate and equitable.

         In the event of a merger, consolidation, reorganization, or a sale or exchange of substantially all assets, or dissolution of the Company, your rights under this option shall terminate as to shares not theretofore purchased except to the extent and subject to such adjustments as may be provided by the Board of Directors or in the terms of the merger, consolidation, reorganization, plan of dissolution or sale of the assets.

     This option shall be exercisable during your lifetime only by you and shall not be transferable by you, expressly or by operation of law, except in the event of your death, and then only to the extent and subject to the provisions and conditions herein set forth. Notwithstanding the foregoing, this option may be transferred to a 'family member' as such term is defined in the instructions to Securities and Exchange Commission Registration Statement Form S-8, or any successor form, provided such transfer is a gift or a transfer pursuant to a domestic relations order. The foregoing sentence permitting transfers by gift or through a domestic relations order to family members shall be effective only to the extent and in the event the Board of Directors amends the plan to permit such transfers. Any attempted transfer or other disposition thereof by you, except as provided in this option, shall be void and shall constitute valid grounds for cancellation of this option by the Company. Notwithstanding the provisions of this paragraph, if you are an advisor or consultant to the Company that is an entity, in the sole discretion of the Company, this option may be transferred to your successor, provided such successor continues as a consultant or advisor to the Company.

     This option and all your rights hereunder shall, unless sooner terminated in accordance with the provisions hereof, cease and terminate on ____________(3) (the "expiration date"), at 5:00 p.m., Niles business time.

     The term "fair market value" with respect to shares of the Common Stock shall have the meaning herein as defined in resolutions adopted from time to time under the Plan.

     The term "employed by the Company" or other similar terms as used in this option shall include a person who is an employee of the Company or any subsidiary of the Company, a consultant or advisor to the Company or a subsidiary of the Company or a person who is an employee of a consultant or advisor to the Company or a subsidiary of the Company; provided, however, each consultant or advisor must provide bona fide services to the Company or a subsidiary of the Company and become a consultant or advisor providing bona fide services to the Company or a subsidiary of the Company or any employee of such a consultant or advisor, the Company in its sole discretion may, by notice given within three months immediately following the date you cease to be an employee of the Company or subsidiary of the Company, continue this option in full force and effect pursuant to its terms. In the event that the Company does not give a notice of continuation as set forth in the preceding sentence, you shall be deemed to have ceased to be employed by the Company on the date you cease to be an employee of the Company or a subsidiary of the Company and this option shall terminate as set forth herein. In addition, if you are an employee of a consultant or advisor to the Company or a subsidiary of the Company, termination of employment with the Company shall be deemed to occur upon the termination of any engagement of such consultant or advisor by the Company and its subsidiaries; provided, however, the Company in its sole discretion may, by notice given within three months immediately following the date the consultant or advisor ceases to provide such services, continue this option in full force and effect pursuant to its terms as long as such consultant or advisor continues to provide other bona fide services to the Company or a subsidiary of the Company. In the event that the Company does not give a notice of continuation as set forth in the preceding sentence, you shall be deemed to have ceased to be employed by the Company on the date of termination of the engagement of the consultant or advisor as aforesaid and this option shall terminate as set forth herein.

___________________
3  Date to end on the month before ten years after date of grant.

     Please acknowledge receipt of this option and insert your social security number at the bottom of the duplicate copy herewith enclosed and return the same within thirty (30) days from the date hereof to the office of the Treasurer of the Company as set forth above.

MFRI, INC.,
a Delaware corporation



By: ________________________________________
Its:    President

I hereby acknowledge receipt of the foregoing option.



Signature __________________________________

Social Security No._________________________

                                                           Exhibit (d)(5)

         Form of MFRI, Inc. 2001 Independent Directors Stock Option Plan

     The Company may from time to time, prior to March 31, 2011, grant to directors who are not employees of the Company or any of its subsidiaries ("Qualified Participants") options to purchase shares of the Company's common stock (the "Plan"). The aggregate number of shares of such stock which may be sold to all optionees pursuant to this Plan shall not exceed 100,000. Options shall be granted under this Plan as follows: (i) 10,000 shares of the Company's Common Stock shall be granted automatically to each Qualified Participant upon the date such Qualified Participant is first elected as a director of the Company and (ii) 1,000 shares of the Company's Common Stock shall be granted automatically to each Qualified Participant upon each date such Qualified Participant is re-elected as a director of the Company commencing with the annual meeting of stockholders held in 2002. Options may also be granted from time to time to such Qualified Participants and in such amounts as the Board of Directors deems necessary or desirable. The purchase price per share to be specified in any option granted pursuant to this Plan shall be the fair market value of such stock on the date such option is granted, and may be paid in cash, in common stock of the Company or in any combination thereof.

     At any time when an optionee is required to pay to the Company an amount required to be withheld under applicable income tax laws in connection with the exercise of an option, the optionee may satisfy this obligation in whole or in part by electing (the "Election") to have the Company withhold shares of common stock having a value equal to the amount required to be withheld. The value of the shares to be withheld shall be based on the fair market value of such shares on the date that the amount of tax to be withheld shall be determined ("Tax Date"). Each Election must be made prior to the Tax Date. The Board may disapprove of any Election or may suspend or terminate the right to make Elections. An Election is irrevocable.

     In the event of a stock dividend, stock split, or combination or other reduction in the number of issued shares of common stock of the Company, the Board of Directors of the Company shall make such adjustments in the number of unpurchased shares subject to this Plan, the number of shares subject to options outstanding under this Plan and the exercise price specified in options outstanding under this Plan as it may determine to be appropriate and equitable. In the event of a merger, consolidation, reorganization or dissolution of the Company, or the sale or exchange of substantially all of the Company's assets
(i) the rights under options outstanding hereunder shall terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors of the Company or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution or sale or exchange of such assets; and (ii) the Company shall notify the holders of outstanding options of such event at least 30 days prior to the effective date of such event.

     The Board of Directors of the Company may, in its discretion, prescribe such provisions and interpretations not inconsistent herewith as it shall deem necessary or desirable for the implementation of this Plan. The Board of Directors of the Company may, without stockholder consent, amend this Plan; provided, however, any amendment that would (i) materially increase the benefits accruing to participants hereunder, (ii) materially increase the number of shares which may be issued hereunder, or (iii) materially modify the requirements as to eligibility for participation hereunder, must be approved by a vote of the stockholders of the Company.

                                                             Exhibit (d)(6)
                            MFRI, INC. FORM OF OPTION

                  2001 Independent Directors Stock Option Plan

                           [LETTERHEAD OF MFRI, INC.]

                                                        _______________, 20__

Dear Mr. _______________________:

         Pursuant to the 2001 Independent Directors Stock Option Plan (the "Plan") of MFRI, Inc. (the "Company"), you are hereby granted a stock option to purchase, at the price of __________(1) per share, upon and subject to the provisions and conditions hereafter set forth a total of ______(2) shares of common stock of the Company in the installments, for the number of shares and to accrue on the dates shown below.


         Number of Shares                      Accrual Date

                  ______(3)                 _______(4) 1, 20_____(5)
                  ______(3)                 _______(4) 1, 20_____(5)
                  ______(3)                 _______(4) 1, 20_____(5)
                  ______(3)                 _______(4) 1, 20_____(5)

     Notwithstanding the foregoing, your right to exercise this option with respect to all shares shall accrue automatically immediately prior to a Change in Control. As used herein, "Change in Control" means: (i) the acquisition (other than from the Company) by any Person, as defined below, of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of (A) the then outstanding shares of the securities of the Company, or (B) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Company Voting Stock"); (ii) the closing of a sale or other conveyance of all or substantially all of the assets of the Company; or
(iii) the effective time of any merger, share exchange, consolidation, or other business combination of the Company if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the Company Voting Stock; provided, however, that a Change in Control shall not include a public offering of capital stock of the Company. For purposes of this paragraph, a "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by the Company and corporations controlled by the Company.
_____________________________
1   100% of fair market value on date of grant.
2   Insert size of grant (10,000, 1,000, or other).
3   Amount equal to 25% of total grant.
4   Month of Grant.
5 Beginning with the first year subsequent to the year of the grant, insert in chronological order 4 years.

     You may purchase all or any of the shares included in any installment under this option, on or after the date on which such installment accrues and not later than the expiration date hereinafter set forth, by making payment in full to the Treasurer of the Company, 7720 North Lehigh Avenue, Niles, Illinois 60714, for the shares, at the price per share herein described, whereupon you will receive a stock certificate representing the shares for which you have made payment, except that the Company shall not be obligated to deliver any stock unless and until (i) there has been compliance with any federal or state laws or regulations or national securities exchange or Nasdaq Stock Market requirements which the Company may deem applicable and (ii) all legal matters in connection with the sale and delivery of the stock have been approved by the Company's counsel.

     Upon the exercise of any installment hereunder, the purchase price may be paid in cash or in common stock of the Company or a combination thereof. Each share of common stock received by the Company in payment of all or a portion of the purchase price specified in this option shall be valued at its fair market value on the date of exercise.

     The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, or the President of the Company (or any Vice President of the Company in the absence or unavailability of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors and the President) may suspend or postpone the receipt of shares in payment of the purchase price specified in this option if at any time (i) he has knowledge of information concerning the Company which upon disclosure to the public might, in his opinion, materially affect the market price of the Company's common stock, (ii) non-Company events of an extraordinary nature occur which, in his opinion, may not have been effectively reflected in the market, or (iii) such suspension or postponement for any other reason would, in his opinion, be in the best interests of the Company.

     The Board of Directors hereby reserves and shall have the right, by written notice to you, to change the provisions of this option in any manner that it may deem necessary or advisable to carry out the purpose of this grant as a result of, or to comply with, any change in applicable regulations, interpretations or statutory enactment, provided that any such change shall be applicable only to shares for which payment shall not then have been made as herein provided.

     If you cease to be a director of the Company, this option shall terminate as to the shares for which you shall not then have made payment as provided herein, except as provided herein in the event of your death or permanent disability and except that within three months after the date you cease to be a director, but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting any installment or installments under this option that shall have accrued at the date you cease to be a director and for which you shall not then have made payment as provided herein.

     If you cease to be a director of the Company by reason of your permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended), then within one year after the date you become permanently disabled but in no event later than the expiration date of this option, you may pay for and receive all or any of the shares constituting any installment or installments hereunder for which you shall not then have made payment as provided herein. In the event of your death while a director, the executor or administrator of your estate may, within one year after the day of your death, but in no event later than the expiration date of this option, pay for and receive all or any of the shares included in any installment or installments hereunder for which you shall not then have made payment as provided herein.

     In the event of stock dividend, stock split, or combination or other reduction in the number of issued shares of common stock of the Company, the Board of Directors shall make such adjustments in the number of unpurchased shares subject to this option and in the exercise price per share as it may determine to be appropriate and equitable.

     In the event of a merger, consolidation, reorganization or the dissolution of the Company, or the sale or exchange of substantially all of the Company's assets (i) your rights under this option shall terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution, or sale or exchange of such assets; and (ii) the Company shall notify you of any such event at least thirty days prior to the effective date of such event.

     At any time when you are required to pay to the Company an amount required to be withheld under applicable income tax laws in connection with the exercise of this option, you may satisfy this obligation in whole or in part by electing (the "Election") to have the Company withhold shares of common stock having a value equal to the amount required to be withheld. The value of the shares to be withheld shall be based on the fair market value of such shares on the date that the amount of tax to be withheld shall be determined ("Tax Date"). Each Election must be made prior to the Tax Date. The Board may disapprove of any Election or may suspend or terminate the right to make Elections. An Election is irrevocable.

     The Election must be made either six months prior to the Tax Date or must be made during a period beginning on the third business day following the date of release for publication of the Company's quarterly or annual summary statements of sales and earnings and ending on the twelfth business day following such date.

         This option shall be exercisable during your lifetime only by you and shall not be transferable by you, expressly or by operation of law, except in the event of your death, and then only to the extent and subject to the provisions and conditions herein set forth. Any attempted transfer or other disposition thereof by you shall be void and shall constitute valid grounds for cancellation of this option by the Company.

     This option and all your rights hereunder shall, unless sooner terminated in accordance with the provisions hereof, cease and terminate on _________________________(6) (the "expiration date"), at 5:00 p.m., Niles,
Illinois business time.


________________________
6   Last day of month preceding date ten years after date of grant.

Please acknowledge receipt of this option and insert your social security number at the bottom of the duplicate copy herewith enclosed and return the same within 30 days from the date hereof to the office of the Treasurer of the Company, 7720 North Lehigh Avenue, Niles, Illinois 60714.





                                MFRI, INC.


                                By:___________________________
                                Its:__________________________

I hereby acknowledge receipt of the foregoing option.


Signature_____________________________________

Social Security No.___________________________